Exhibit 8.1
Euronav NV Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Euronav (UK) Agencies Limited	UK
Euronav Luxembourg SA	Luxembourg
Euronav SAS	France
Euronav Ship Management SAS	France
Euronav Ship Management (Hellas) Ltd.	Liberia
Euronav Hong Kong Limited	Hong Kong
Euronav Singapore Pte. Ltd.	Singapore
E.S.M.C. Euro-Ocean Ship Management (Cyprus) Ltd.	Cyprus
Euronav Shipping NV	Belgium
Euronav Tankers NV	Belgium
Fiorano Shipholding Limited	Hong Kong
Larvotto Shipholding Limited	Hong Kong
Joint ventures
Kingswood Co. Ltd.	Marshall Islands
Seven Seas Shipping Ltd.	Marshall Islands
TI Africa Limited	Hong Kong
TI Asia Limited	Hong Kong